PROSPECTUS SUPPLEMENT NO. 78                    Filed pursuant to Rule 424(b)(3)
To the Prospectus dated January 5, 1998,             Registration No.: 333-01926
As Supplemented to Date

                                  3,170 Shares

                                       of

                  Class B Common Stock of Doctors Health, Inc.

    This Prospectus Supplement No. 78 relates to the issuance by Doctors Health, Inc., a Maryland corporation ("Doctors Health") of 3,170 shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock") pursuant to the Primary Care Participation Agreement (the "Participation Agreement") to be entered into between Michael Dobridge, M.D. ("Physician"), and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 5, 1998, the Prospectus Supplement No. 70 (Shareholders Letter Agreement), and the Prospectus Supplement No. 76 which contains the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

    Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT, OR THE SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    See "Risk Factors" referred to on page S-2 hereof for certain information that should be considered in connection with an investment in securities of Doctors Health.

    The date of this Prospectus Supplement is June 10, 1998.

                                  RISK FACTORS

FINANCIAL PERFORMANCE OF DOCTORS HEALTH

    Doctors Health has a limited operating history and for the fiscal years ended June 30, 1996 and 1997 recorded a net loss of $7.2 million and $16.2 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1998. There can be no assurance that after the Closing Date Doctors Health will earn operating profits.

RISK FACTORS SET FORTH IN THE PROSPECTUS DATED JANUARY 5, 1998

    The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

PROPOSED PRIMARY CARE PARTICIPATION AGREEMENT

    The following description of the transactions contemplated by the Participation Agreement does not purport to be complete and is qualified in its entirety by reference to the Participation Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Physician is urged to read the Participation Agreement in its entirety.

GENERAL

    Pursuant to the Participation Agreement, (i) Physician agrees to participate in the managed care agreements that Doctors Health enters into with Payors who have contracted with Doctors Health with respect to HMO managed care products ("Doctors Health HMO Plans"), (ii) Physician agrees to provide eligible persons who elect to enroll in Doctors Health HMO Plans (each, a "Doctors Health HMO Member") with those primary care services customarily provided by primary care physicians, as may be required by the Doctors Health HMO Plans, (iii) Physician will be paid cash in the amount of $23,450 upon execution of the Participation Agreement and satisfactory completion of credentialling of Physician by Doctors Health, and (iv) Doctors Health will issue to the Physician 3,170 shares of its Class B Common Stock.

ACCESS TO DOCTORS HEALTH SERVICES; CREDENTIALLING

    Pursuant to the Participation Agreement, Doctors Health agrees to provide to Physician, once Physician has 100 Doctors Health Members in his medical practice and at no cost to Physician, access to the managed care component of Doctors Health's information system, which offers patient registration, referral tracking and management and data management capabilities. Doctors Health will also undertake to credential Physician, at no cost to Physician. Pursuant to the Participation Agreement, Physician agrees to cooperate with the Doctors Health credentialling and review process at no cost to Physician.

EXCLUSIVE IPA ARRANGEMENT

    Pursuant to the Participation Agreement, Physician agrees to participate in the managed care agreements that Doctors Health enters into with Doctors Health HMO Plans. Physician is required pursuant to the Participation Agreement to cooperate with Doctors Health in accepting Doctors Health HMO Members under the Doctors Health HMO Plans, and agrees not to participate or contract with any other HMO or other payor offering managed care or other risk-type plans directly or indirectly; provided, however, that if Doctors Health chooses not to pursue a contract with an identified HMO or is unable to negotiate such a contract within a commercially reasonable time period, Physician shall be free to pursue a contract with the identified HMO.

CAPITATION RATES; BONUS POOL

    The Participation Agreement provides that Doctors Health will determine the commercial and Medicare primary care base capitation rates using their good faith best efforts to reflect the prevailing market rate for the county and city in which Physician provides covered services (the "Primary Care Base Capitation Rates"). The Primary Care Base Capitation Rates may be adjusted for age and sex of the Doctors Health HMO members. The Primary Care Base Capitation Rate shall be adjusted by an amount up to ten percent each based upon (i) a formula for Commercial HMO Members taking into account certain factors as capitation panel size, Doctors Health membership growth, scheduled office hours and service and medical care coordination considerations; and (ii) a formula for Medicare HMO Members taking into account the number of HMO Members served by Physician's medical practice. The Commercial and Medicare formulas are set forth on Exhibit D-21 of the Participation Agreement. All payments of the Primary Care Base Capitation Rates will be made by Doctors Health directly to Physician, by the fifth day of the month for the prior month's enrollment. Physician agrees pursuant to the Participation Agreement not to seek or collect or accept any reimbursement from Doctors Health HMO Members or the Doctors Health HMO Plans for any covered services provided to Doctors Health HMO Members, except for copayments and coinsurance.

    The Participation Agreement also provides that Physician may participate in a bonus pool established by Doctors Health's affiliated physicians. The amount of bonus awards are determined according to Doctors Health's primary care bonus system, rewarding high clinical quality, appropriate utilization, patient satisfaction and retention and the extent of cooperation with other participating physicians, and Doctors Health. Based upon these factors, Physician may receive a bonus based upon the surplus generated in Physician's panel of Doctors Health HMO Members, after managed care expenses, up to a maximum of 25% of all Primary Care Base Capitation payments received by Physician that year or the limits provided by applicable health care regulations. Bonus awards for a calendar year, if any, will be paid by April of the following year. There can be no assurance that a bonus will be paid in any given year or, if paid, as to the amount of any bonus. A copy of Doctors Health's bonus system for primary care physicians is on file at the offices of Doctors Health and will be made available at the request of Physician.

OBLIGATIONS OF PHYSICIAN

    Pursuant to the Participation Agreement, Physician agrees to abide by and comply with the relevant provisions of the agreements between Doctors Health and the Doctors Health HMO Plans. Doctors Health will provide Physician with all relevant provisions that may apply to such Physician. In such connection, the Participation Agreement provides that Physician shall work cooperatively and in good faith with Doctors Health and the other Doctors Health affiliated physicians providing services to the Doctors Health HMO members. Physicians are required to (i) prepare and maintain customary medical records for services provided to Doctors Health HMO Members and provide Doctors Health with access to such records without charge, (ii) comply with and accept the payment conditions of the Participation Agreement, (iii) comply with managed care medical standards adopted by Doctors Health affiliated physicians as part of the arrangements with the Doctors Health HMO Plans, and (iv) cooperate with Doctors Health's efforts to contact eligible Medicare and adult medicine patients in Physician's practice, including providing mailing lists and the use of Physician's name in correspondence, and (v) sign and submit in a timely manner authorizations, consents, encounter data and other forms adopted by Doctors Health.

    Pursuant to the Participation Agreement, Physician will own and operate all aspects of his medical practice and will remain responsible for all operations of the medical practice, including all patient treatment decisions and employee, office, lease and financial affairs. Doctors Health is not engaged in the practice of medicine and will not interfere in any patient treatment decisions. The Participation Agreement provides an agreement by Physician not to differentiate or discriminate in the treatment of patients as to the quality of services delivered because of race, sex, age, religion, place of residence, health status or source of payment. Physician is required to make arrangements for 24 hour, seven day per week coverage to Doctors Health HMO Members through other primary care physicians who participate in the Doctors Health provider network.

    Doctors Health will provide to Physician a list of other physicians and other health care providers who provide medical services in the Doctors Health provider network. Other than in cases of a bona fide emergency, the Participation Agreement requires Physician to utilize the Doctors Health provider network when arranging for additional medical services required by Doctors Health HMO Members. Doctors Health may use Physician's name, specialty, telephone number and business location in marketing, descriptive and other information relating to the Doctors Health HMO Plans. The Participation Agreement provides that Physician may be precluded from participating in a Doctors Health HMO product by one of the Doctors Health HMO Plans. In such event, Doctors Health will notify Physician, in writing, within 30 days of learning of such an action, and will assist Physician, if requested, in seeking to overturn such an action.

EXISTING PRIMARY CARE CAPITATION CONTRACTS

    The Participation Agreement provides that if Physician is a party, directly or indirectly, to any primary care capitation contract, Physician must notify Doctors Health of such contract and must use his commercially reasonable best efforts to assist Doctors Health in replacing such contract with a Doctors Health HMO Plan, provided that the payment terms of such Doctors Health HMO Plan are at or above the payment terms of such existing contract.

QUALITY ASSURANCE/UTILIZATION REVIEW PROGRAMS

    Pursuant to the Participation Agreement, Physician will participate in all utilization review, quality assurance and credentialling programs operated by Doctors Health to assure or improve the quality and effective utilization of health care services to the Doctors Health HMO Members. In such connection, Physician agrees (i) not to hold Doctors Health or any other participants in such quality assurance/ utilization review programs responsible for reasonable recommendations made or actions taken in good faith with respect to Physician, and (ii) to participate in all programs developed by Doctors Health that are designed to resolve Doctors Health HMO Member grievances.

DOCTORS HEALTH PROTOCOLS

    Pursuant to the Participation Agreement, Physician agrees to follow the protocols and practice procedures which have been developed by Doctors Health's affiliated physicians which are applicable to physician participants in the Doctors Health provider network. In such connection, if Physician should ever deem any aspect of such protocols to be medically inappropriate or otherwise inappropriate for utilization, Physician may notify Doctors Health in writing with sufficient specificity to enable Doctors Health to respond to Physician's concerns.

TERM; TERMINATION

    The Participation Agreement will terminate five years from its effective date unless earlier terminated pursuant to its terms.

    Doctors Health may terminate the Participation Agreement by notice in writing to Physician (i) if Physician materially breaches the Participation Agreement and such breach continues for 30 days after written notice is given to Physician by Doctors Health specifying the nature of such breach, or (ii) for "good cause." The Participation Agreement defines "good cause "to mean the occurrence of any one of the following: (a) Physician's membership in any professional organization is terminated for cause related to professional conduct, or Physician resigns from any professional organizations under the threat of disciplinary action for professional conduct, (b) Physician is indicted for a charge of committing a felony or any misdemeanor involving moral turpitude, (c) Physician fails to comply with rules, regulations and policies imposed with regard to Medicare programs or fails to preserve his or her eligibility to participate in Medicare programs, (d) physician fails to comply with any material Doctors Health protocols, (e) Physician takes any action which puts a Doctors Health HMO Member's health at risk, or (f) Physician loses his or her license or certificate to practice medicine.

    Physician may terminate the Participation Agreement upon 90 days written notice to Doctors Health if Doctors Health fails to perform its obligations to Physician to pay any amounts required to be paid by Doctors Health to Physician.

MAINTENANCE OF LIABILITY INSURANCE

    The Participation Agreement provides that Physician must maintain, at his expense, general and professional liability insurance coverage of not less than $1 million per claim and $3 million per year. Physician is required pursuant to the Participation Agreement to provide Doctors Health with copies of such policies or other evidence of compliance with such insurance requirements and is required to notify Doctors Health of any changes or cancellations to any such policy. In the event of a cancellation of a policy, Physician is required to purchase an extension of coverage endorsement within 10 days of written notice of discontinuance and must provide Doctors Health with a copy of such endorsement. Pursuant to the Participation Agreement, Physician must also notify Doctors Health promptly when any patient of Physician files a claim or any notice of intent to commence legal action alleging professional negligence against Physician, or of the settlement of any such claim, or if a judgment is entered against Physician in any such claim.

                         RESALE OF CLASS B COMMON STOCK

    The shares of Class B Common Stock offered by this Prospectus Supplement have been registered under the Securities Act of 1933, as amended. The shares will be subject to the Stockholders Agreement attached hereto as Annex B and therefore, will not be freely transferable. In addition, there is no public market for the Class B Common Stock.

                                 LEGAL MATTERS

    The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                    ANNEXES

    Annex A--Participation Agreement between Doctors Health, Inc. and Michael Dobridge, M.D.

    Annex B--Shareholders Letter Agreement, delivered to Physician as Prospectus Supplement No. 70.

    Annex C--Quarterly Report for the Quarter Ended March 31, 1998, delivered to Physician as Prospectus Supplement No. 76.

                      PRIMARY CARE PARTICIPATION AGREEMENT

1. This Participation Agreement is entered into on ___________, 1998 (the "Effective Date") by DOCTORS HEALTH, INC. ("DH") and Michael
     Dobridge, M.D.
2. DH agrees to arrange for the provision of various management, administrative and support services in connection with managed care contracting, including contracting, marketing, care management and information systems support. (For a description of these services see Exhibit A-2 attached.)

3. Physician or the Physician's group practice entity, if the Physician participates as a partner or employee of a group practice entity, will be paid a Signing Bonus in part cash and part shares of DH Class B Common Stock, as set forth on Exhibit B-3 attached hereto and made a part hereof. This payment will be made upon execution of this Agreement, satisfactory credentialing of Physician by DH and provision of Physicians' financial statements and Medicare patient list and is subject to modification to the extent the information received by DH differs from the information provided on Exhibit B-3. This payment is made based upon Physician's assurance to DH that he/she is an actively practicing primary care physician who intends to enter into a cooperative relationship with other DH affiliated physicians to manage care to DH HMO Members.
4. This Agreement will expire five (5) years from the Effective Date of this Agreement (the "Term"), unless earlier terminated pursuant to the terms hereof.
5. DH agrees to provide Physician, once Physician has at least 100 DH HMO Members, at no cost to the Physician, access to the DH Information System managed care components, offering Enrollment, Eligibility, Referral Management and Data Management capabilities.
6. Physician agrees to provide to eligible persons who elect to enroll in an HMO Medicare managed care product offered by any Payor who has contracted with DH (the "DH HMO Plans") those primary care services customarily provided by primary care physicians to eligible patients, as may be required by the DH HMO Plans and the Health Care Financing Administration. These patients are referred to in this Agreement as the "DH HMO Members".
7. DH will credential Physician. Physician agrees to cooperate with the DH credentialing and review process, all at no cost to Physician.
8. Physician agrees to participate in the managed care agreements that DH enters into with DH HMO Plans. Physician agrees to cooperate with DH in accepting DH HMO Members under the DH HMO Plans, and agrees not to participate or contract with any other HMO or other payor offering managed care or other risk type plans directly or through another similar entity or other IPA. However, if DH chooses not to pursue a contract with an identified HMO or is unable to negotiate such a contract within a commercially reasonable period, Physician shall be free to pursue a contract with the identified HMO.
9. If Physician, as of the Effective Date, is a party (directly or indirectly through another similar entity or IPA) to any primary care capitation contract (each an "Existing Primary Care Capitation Contract"), Physician agrees to notify DH of such Existing Primary Care Capitation Contract. Physician agrees to use his or her commercially reasonable best efforts to assist DH in replacing such Existing Primary Care Capitation Contract with a DH HMO Plan, provided the payment terms to the Physician under the DH HMO Plan are at or above the payment terms of the Existing Primary Care Capitation Contract. Until DH is able to replace the Existing Primary Care Capitation Contract with a DH HMO Plan, the Physician shall be free to renew the Existing Primary Care Capitation Contract for additional one year terms.
10. Physician agrees to abide by and comply with the relevant provisions of the agreements between DH and the DH HMO Plans. DH will provide all relevant provisions that may apply to Physician.
11. Physician agrees to work cooperatively and in good faith with DH and the other DH affiliated physicians providing services to the DH HMO Members. To this end, Physician will use all reasonable efforts to:
      - Prepare and maintain customary medical records for services provided to DH HMO Members and provide the IPA with access to such records without charge. DH agrees that all patient records will be treated as confidential and will comply with laws and regulations related to confidentiality and all ethical standards for physicians regarding the confidentiality of patient records. This paragraph shall survive the termination of this Agreement for any reason.
      - Comply with and accept payment conditions of this Agreement.
      - Comply with managed care medical standards adopted by DH affiliated physicians as part of arrangements with the DH HMO Plans.
      - Cooperate with DH' efforts to contact eligible Medicare patients in Physician's practice, including providing mailing lists and use of Physician's name in correspondence.

      - Sign and submit in a timely manner authorizations, consents, encounter data and other forms adopted by DH.
      - Comply with DH policies and guidelines which DH provides to physician.
12. Physician will participate in all utilization review, quality assurance and credentialing programs operated by DH and the IPA to assure or improve the quality and effective utilization of health care services to the IPA HMO Members ("QA/UR Programs"). Physician agrees not to hold DH and other participants in the QA/UR Programs responsible for any reasonable recommendations made or actions taken in good faith with respect to Physician. Physician will participate in all programs developed by DH that are designed to resolve DH HMO Member grievances.
13. Physician agrees not to differentiate or discriminate in the treatment of patients as to the quality of services delivered to DH HMO Members because of race, sex, age, religion, place of residence, health status or source of payment, and to observe, protect and promote the rights of DH HMO Members as patients.
14. Physician will in good faith make arrangements, with the support of Physician's assigned DH representative, for twenty-four hours, seven days a week coverage to DH HMO Members through other primary care physicians who participate in the DH provider network to the extent the DH provider network is adequate to provide such coverage in Physician's service area.
15. Physician agrees to respond within seven (7) days of receipt to any written inquiry from DH regarding services provided to DH HMO Members or any other matters relating to this Agreement, subject to all laws regarding the confidentiality of medical records.
16. DH will provide to Physician a list of other physicians and other health care providers who provide medical services in the DH provider network. Other than in cases of a bona-fide medical emergency or where DH and the Physician have agreed the DH provider network is insufficient, Physician agrees to utilize the DH provider network when arranging for additional medical services required by DH HMO Members.
17. DH' affiliated physicians have developed protocols and practice procedures applicable to fellow physician participants in the DH provider network (the "DH Protocols"). Physician agrees to follow the DH Protocols when treating DH HMO Members. If Physician should ever deem any aspect of the DH Protocols to be medically inappropriate or otherwise inappropriate for utilization by Physician, Physician may notify DH in writing, with sufficient specificity to enable DH to respond to Physician's concerns.
18. Physician will own and operate all aspects of his or her medical practice and will remain responsible for all operations of the medical practice, including all patient treatment decisions and employee, office, lease and financial affairs. DH is not engaged in the practice of medicine and will not interfere in any patient treatment decisions.
19. DH may use Physician's name, specialty, telephone number(s), and business location(s) in marketing, descriptive, and other information relating to the DH HMO Plans, and will include Physician as a member of the DH provider network during this Agreement. Physician may nonetheless be precluded from participating in a DH HMO Product by one of the DH HMO Plans. In such an event, DH will notify Physician, in writing, within 30 days of learning of such an action, and will assist Physician, if requested, in seeking to overturn such an action.
20. During the calendar year 1997, DH will pay to Physician, and Physician agrees to accept from DH as compensation for all covered services provided by Physician to DH HMO Members the Primary Care Base Capitation Rates as shall be set forth on Exhibit C-20 to be attached hereto and made a part hereof. For calendar year 1998 and beyond, DH shall establish in cooperation with DH participating primary care physicians a Primary Care Base Capitation Rate that shall reflect at least the prevailing market rate for the county or city in which the Physician provides covered services.
21. The Primary Care Base Capitation Rates may be adjusted for age and sex of the DH HMO Members. The Primary Care Base Capitation Rates will be increased by an amount up to ten percent (10%) (the "Capitation Rate Modifier"), according to a Medicare and Commercial formula established by DH as set forth on Exhibit D-21 attached hereto and made a part hereof.

22. Physician will, in addition to the Primary Care Capitation payment, be paid on a fee for service basis for certain identified services which are not considered covered services according to the DH fee schedule that will be approximately equal to cost and less than alternative specialist expenditures.
23. In order to provide economic incentives for Physicians to provide the best possible health care to DH HMO Members while fostering efficiencies in utilization and quality assurance, DH' affiliated physicians have established, and Physician will participate in, a bonus pool. The amount of bonus awards are determined according to DH' primary care bonus point system, rewarding high clinical quality, appropriate utilization, patient satisfaction and retention and the extent of cooperation with other participating physicians DH. Based upon this system, DH will fund a primary care physician bonus pool which will be credited with 25% of the managed care surplus remaining after deduction of the actual costs associated with the provision of managed care services. The Physician will receive a bonus based upon the net surplus in the bonus pool that is generated in Physician's panel of DH HMO Members up to the limits permitted by applicable health care regulations. The Primary Care Capitation Rates for any year are guaranteed and never charged or offset for any losses. Losses are the sole responsibility of DH. Bonus Awards for calendar year 1998 will be paid by DH in April of 1999. Awards for calendar year 1999 will be made in April of 2000 etc. (The DH "Bonus Point System" for Primary Care Physicians is set forth on Exhibit F-23 attached hereto and made a part hereof.)
24. All Payments of the Primary Care Capitation Rate will be made by DH directly to Physician, by the fifth business day of each month for the prior month's enrollment. The Capitation Rate Modifier will be calculated at the beginning of each quarter and used to determine the following quarters' Primary Care Capitation Rate.
25. Physician understands that DH will be paid by the DH HMO Plans for all services provided by Physician to DH HMO Members.
26. Physician agrees not to bill or collect any reimbursement from DH HMO Members or the DH HMO Plans unless the service provided was not a covered service under the DH HMO Plan and the DH HMO Member was given prior written notice that the services would not be covered. However, Physician may charge, bill, collect and keep from DH HMO Members any copayments or coinsurance. Physician agrees that, whether or not there is any unresolved dispute for payment, under no circumstances, including but not limited to nonpayment by DH or DH insolvency, will Physician make any claims, other than for copayments or coinsurance, against any DH HMO Member for covered services.
27. Physician will maintain, at his or her expense, general and professional liability insurance coverage of not less than $1,000,000 per claim and $3,000,000 per year. Physician will provide DH with copies of the policies or other evidence of compliance with the insurance requirements. Physician will notify DH when any patient of Physician files a claim or any notice of intent to commence legal action alleging professional negligence against Physician or of the settlement of any such claim by Physician or if a judgment is rendered against Physician in any such legal action. Physician will promptly notify DH in writing of any changes in or cancellations of any policy of insurance maintained by Physician. If such policy is written on a claims made basis and such coverage is discontinued, Physician will purchase an "Extension of Coverage Endorsement" within ten (10) days of written notice of discontinuance and shall provide DH with a copy of this endorsement.
28. Each party shall indemnify, hold harmless and defend the other, its officers, directors, employees, agents, successors and assigns, from and against any liability, loss, damages, claim, cause of action, cost or expense, including reasonable attorneys' fees, caused or asserted to have been caused, directly or indirectly, by or as a result of the performance or failure to perform its obligations under this Agreement.
29. This Agreement may be terminated by Physician upon 90 days prior written notice to DH if DH fails to perform its obligations to Physician or to pay any amounts required to be paid by DH to Physician.
30. DH may terminate this Agreement by notice in writing to Physician for good cause, or if Physician materially breaches this Agreement and such breach continues for a period of thirty

     (30) days after written notice is given to Physician by DH specifying the nature of the breach. Good cause means:
     - Physician's membership in any professional organization is terminated for cause related to professional conduct, or Physician resigns from any professional organizations under the threat of disciplinary action for professional conduct.
     - Physician is indicted upon a charge of committing a felony or any misdemeanor involving moral turpitude.
     - Physician fails to comply with rules, regulations and policies imposed with regard to the Medicare programs or to preserve his or her eligibility to participate in the Medicare programs.
     - Physician fails to comply with any material DH Protocols.
     - Physician takes any action which puts a DH HMO Members' health at risk.
     - Physician loses his/her license, certificate, permit or board approval to practice medicine.
31.  To the extent required to enable DH and the IPA to comply with Section
     952 of the Medicare and Medicaid Amendments of 1980, or regulations promulgated pursuant thereto, Physician shall until the expiration of four (4) years after the furnishing of services under this Agreement, make available, upon written request, to the Secretary of Health and Human Services or the Comptroller General of the United States, or to any of their duly authorized representatives, this Agreement and such of Physician's books, documents and records as are necessary to certify the nature and extent of costs under this Agreement.
32. Notwithstanding termination of this Agreement for any reason, Physician shall, at DH's request, continue treatment of any DH HMO Member, for the shorter of such periods of time (i) as may be required by law, (ii) required by a Benefit Plan, or (iii) until the medically required course of treatment has been completed, and Physician shall be entitled to payment hereunder for such purposes. Physician shall continue to provide covered services for a period of thirty (30) days notwithstanding the inability of DH or a Payor to pay amounts due Physician, and Physician shall use its best efforts to assist in the orderly transfer of such Members at DH's direction.
33. In the event that any state or federal laws or regulations, now existing or enacted or promulgated after the effective date of this Agreement, are interpreted by judicial decision, a regulatory agency or legal counsel to either party in such a manner as to indicate that the structure of this agreement may be in violation of such laws or regulations, the parties shall amend this Agreement as necessary to bring it into compliance with the law.
34. This Agreement shall be construed by and governed under the laws of the State of Maryland.
35. DH shall have the right, upon giving prior written notice to Physician, to assign its rights and obligations under this Agreement to a DH Affiliate. Physician may not assign his rights and obligations under this Agreement without the prior written consent of DH.

     IN WITNESS WHEREOF, this Agreement is entered into and executed as of the date first written above.

     PRINTED NAME OF PHYSICIAN         PHYSICIAN


     ---------------------------       By: ------------------------ (SEAL)
     Please Attach Business Card           Michael Dobridge, M.D.


                                           DOCTORS HEALTH, INC.

                                       By: ------------------------ (SEAL)

                                       Name: -----------------------------

                                       Title: ----------------------------

                                  EXHIBIT A-2

                              SCHEDULE OF SERVICES

I.   Care Management includes:

    A. Credentialing and Provider File Maintenance. In compliance with NCQA standards, the credentialing process gathers information on our member providers, performs primary source verification, provides automatic recredentialing activities and alerts providers when items need to be renewed and/or reevaluated.
    B. Referral Management. The DH Referral Management Program provides for the maintenance of referral directories; authorization of DH referrals to network providers; clinical review of referrals for appropriateness, according to DH physician approved criteria; and tracking and reporting of referral patterns to identify outliers and encourage recommendations for change.
    C. Utilization Management. The DH Utilization Management Program reviews and tracks the utilization of healthcare services, particularly inpatient stays, to facilitate appropriate hospital admissions; provides recommendations for alternate site care and assists with the coordination of these services; provides clinical review of procedural necessity; and works with the physician to identify practice pattern trends.
    D. Case Management. The DH Case Management Program offers to physicians the skills of registered nurses and licensed clinical social workers in order to assist in the coordination of the care and services required by patients with catastrophic and/or chronic illnesses or injuries. The case manager works in conjunction with the physician, patient and family to identify healthcare needs, develop a plan of care, establish realistic treatment goals, coordinate and monitor necessary resources, and evaluate treatment progress.
II. Data Management. The DH Data Management service coordinates the receipt and maintenance of payor eligibility and benefit plan information. It also allows for the coordination and integration of a variety of data components to yield meaningful reports which will reflect the overall performance of a provider network, i.e., utilization, costs and quality.
III. Patient Services. DH provides all Participating Physicians, access to nurse triage and patient advocacy services. Through these services, specially trained nurses are available by phone to answer questions regarding access to services, treatment alternatives and self care options.
IV. Third Party Administration. The DH Third Party Administration services provide for the appropriate adjudication of claims, coordination of benefits, subrogation services and integration with the reinsurance carrier.

                                  EXHIBIT B-3

                                 SIGNING BONUS

Physician's Signing Bonus is based upon the following representations made by
Physician:

1. Physician's gross primary care collections for the 1996 calendar year were $469,000.

2. The number of Physician's active(1) Medicare patients is 550.

Based upon and subject to the accuracy of the information provided herein, Physician's Signing Bonus shall be an amount equal to :

1. Cash in the amount of $23,450.

2. 3,170 shares of Class B Common Stock of Doctors Health.

A Prospectus describing Doctors Health and its affiliates is enclosed.Please direct your attention to pages 8 to 16 of the Prospectus which describes the risk factors which you should consider in evaluating an investment in the securities offered under the Prospectus and in this Agreement. We will provide updated information about this company in the form of a Prospectus Supplement.








------------------------
(1) Patients who have made at least one office visit to Physician during the last two years.

                                  EXHIBIT C-20

DOCTORS HEALTH, INC.
PCP COMPENSATION

DH CAPITATION--BASE RATES

1998 Primary Care Base Capitation Rates
Medicare

COUNTY                                                                             AGED/ DISABLED   INSTITUTIONALIZED
---------------------------------------------------------------------------------  ---------------  ---------------
Allegany.........................................................................     $   26.70        $   52.06
Anne Arundel.....................................................................     $   36.00        $   60.00
Baltimore........................................................................     $   30.36        $   59.19
Baltimore City...................................................................     $   31.23        $   60.00
Calvert..........................................................................     $   26.15        $   50.99
Caroline.........................................................................     $   24.00        $   46.80
Carroll..........................................................................     $   26.97        $   52.58
Cecil............................................................................     $   24.86        $   48.48
Charles..........................................................................     $   31.16        $   60.00
Dorchester.......................................................................     $   24.00        $   46.80
Frederick........................................................................     $   24.00        $   46.80
Garrett..........................................................................     $   24.00        $   46.80
Harford..........................................................................     $   29.45        $   57.43
Howard...........................................................................     $   30.68        $   59.82
Kent.............................................................................     $   24.00        $   46.80
Montgomery.......................................................................     $   32.00        $   60.00
Prince Georges...................................................................     $   42.00        $   60.00
Queen Anne.......................................................................     $   24.00        $   46.80
St. Marys........................................................................     $   26.34        $   51.37
Somerset.........................................................................     $   24.00        $   46.80
Talbot...........................................................................     $   24.00        $   46.80
Washington.......................................................................     $   24.00        $   46.80
Wicomico.........................................................................     $   24.00        $   46.80
Worcester........................................................................     $   24.00        $   46.80

                                  EXHIBIT D-21

                DH Capitation--Capitation Rate Modifier ("CRM")
                           (up to 10% of Base Rate)

                             COMMERCIAL FORMULA

                                                                   CRM
                                                                PERCENTAGE
                                                                ----------
I.  Capitation Panel Size
    -  > 100 members/doctor or 200 members/ practice               0.5%
    -  > 300 members/doctor or 750 members/ practice               1.5%
    -  > 500 members/doctor or 1,250 members/ practice             2.5%
    -  > 1,000 members/doctor or 2,500 members/ practice           3.5%
II. DH Membership Growth
    -  Membership growth > 10% per year (min. = 100 patients)     1.25%
    -  Membership growth > 20% per year (min. = 250 patients)     2.50%
III. Scheduled Office Hours
    -  > 50 office hours per week                                  0.5%
    -  > 60 office hours per week                                  1.5%
    -  > 70 office hours per week                                  2.5%
IV. Internal Coverage                                              1.5%
    -  Coverage of the practice by its own physicians to
       deliver better service and care coordination

    Maximum CRM as a % of the Base Rate  =                        10.0%

                              Medicare Formula

Capitated Panel Size

> 25 Medicare HMO Members/physician or 75 Medicare HMO
  Members/practice group                                           2.5%
> 50 Medicare HMO Members/physician or 150 Medicare HMO
  Members/practice group                                           5.0%
> 75 Medicare HMO Members/physician or 225 Medicare HMO
  Members/practice group                                           7.5%
> 100 Medicare HMO Members/physician or 300 Medicare HMO
  Members/practice group                                          10.0%

Maximum CRM as a % of the Base Rate                               10.0%

THE FORMULAS PROVIDED ARE SUBJECT TO CHANGE BASED UPON CHANGES IN THE MARKET AND RECOMMENDATIONS FROM PRIMARY CARE PHYSICIANS REPRESENTING EACH COUNT

                                  EXHIBIT E-23

                 POINT SYSTEM FOR THE BONUS POOL DISTRIBUTION

                                                   AVAILABLE
                                                      PCP
                                                     POINTS
                                                   ---------
I.   Utilization
     - Hospital                                       5.0
     - Specialist                                     5.0
     - Emergency room, other                          5.0
II.  Patient Satisfaction/Retention                   2.5
     - Based on results of annual surveys
III. Clinical Quality                                 2.5
     - Chart reviews and outcomes
IV.  "Citizenship"                                    5.0
     - Overall DH cooperation and participation,
       including network loyalty

       MAXIMUM PCP BONUS POINTS  =                   25.0